24-10115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

The 3PM Music Group, Inc.

Tennessee
(State or jurisdiction of incorporation or organization)

915 Kelley Road Suite B • Memphis, TN 38111
(901) 432-0009
www.3pmmusic.com

Jonathan Cross
915 Kelley Road Suite B
Memphis, TN 38111
(901) 336-6499
jcross@3pmmusic.com

Copy to:

T. Kevin Bruce, Esq.
Farris Mathews Branon Bobango Hellen & Dunlap, PLC
1100 Ridgeway Loop Road Suite 400
Memphis, Tennessee 38120
Phone: 901-259-7120
Fax: 901-259-7180

3652, 8741	20-2389450
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on June 23 2005.

(Issuer) The 3PM Music Group, Inc.

By (Signature and Title) Jonathan W. Cross II - President/CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Jonathan W. Cross II

(Name) *please type or print* Jonathan W. Cross, II

(Title) President / Chief Executive Officer / CFO - Chairman

(Date) 6/23/05

(Signature) Marico M. Galloway

(Name) *please type or print* Marico M. Galloway

(Title) VP of Urban A+R / Director

(Date) 6/23/05

(Signature) Jason T. Clark

(Name) *please type or print* JASON T. CLARK

(Title) VP of Gospel A+R / DIRECTOR

(Date) 6/23/05

(Signature) __________

(Name) *please type or print* __________

(Title) __________

(Date) __________

(Signature) __________

(Name) *please type or print* __________

(Title) __________

(Date) __________